SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	December	2011

Commission File Number	000-29898
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	RESEARCH IN MOTION REPORTS THIRD QUARTER RESULTS

DOCUMENT 1

December 15, 2011
FOR IMMEDIATE RELEASE

RESEARCH IN MOTION REPORTS THIRD QUARTER FISCAL 2012 RESULTS

Waterloo, ON – Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM), a world leader in the mobile communications market, today reported third quarter results for the three months ended November 26, 2011 (all figures in U.S. dollars and U.S. GAAP, except where otherwise indicated).

Highlights:

•	Revenue of $5.2 billion, up 24% from last quarter
•	BlackBerry smartphone shipments of 14.1 million, up 33% from Q2
•	GAAP net income of $265 million or $0.51 per share diluted; adjusted net income of $667 million or $1.27 per share diluted
•	Subscribers up 35% year-over-year to almost 75 million
•	Cash flow from operations of approximately $895 million
•	Total of cash, cash equivalents, short-term and long-term investments of $1.5 billion

Q3 Results:
Revenue for the third quarter of fiscal 2012 was $5.2 billion, up 24% from $4.2 billion in the previous quarter and down 6% from $5.5 billion in the same quarter of last year. The revenue breakdown for the quarter was approximately 79% for hardware, 19% for service and 2% for software and other revenue.   During the quarter, RIM shipped approximately 14.1 million BlackBerry smartphones and approximately 150,000 BlackBerry PlayBook tablets.

“Despite the challenges faced in the third quarter, the BlackBerry subscriber base grew to almost 75 million customers around the world.  In addition, RIM launched a range of new BlackBerry 7 based smartphones globally and introduced holiday promotions that helped drive growth in the installed base of BlackBerry PlayBook users,” said Jim Balsillie and Mike Lazaridis, Co-CEOs at Research In Motion.  “RIM continues to have strong technology, unique service capabilities and a large installed base of customers, and we are more determined than ever to capitalize on our strengths to overcome the recent execution challenges surrounding product launches and the resulting financial performance. As part of our commitment to improving our performance to better meet the expectations of shareholders and customers, we continue to evaluate ways to improve in several areas of the Company’s operations.  It may take some time to realize the benefits of these efforts and the platform transition that we are undertaking, but we continue to believe that RIM has the right set of strengths and capabilities to maintain a leading role in the mobile communications industry.”

The Company’s GAAP net income for the quarter was $265 million, or $0.51 per share diluted, compared with GAAP net income of $329 million, or $0.63 per share diluted, in the prior quarter and GAAP net income of $911  million, or $1.74 per share diluted, in the same quarter last year.  Adjusted net income for the third quarter was $667 million, or $1.27 per share diluted. Adjusted net income and adjusted diluted earnings per share exclude the impact of pre-tax charges of $54 million ($40 million after tax) to revenue related to the service interruption experienced in the third quarter, $485 million ($356 million after tax) for the PlayBook inventory provision taken in the third quarter and $7 million ($6 million after tax) for the Company’s cost optimization program that was implemented in the second quarter of fiscal 2012.  These charges and their related impacts on GAAP net income and diluted earnings per share are summarized in the table below.

Reconciliation of GAAP revenue and net income to adjusted revenue and net income
(United States dollars, in millions except per share data)
	For the quarter ended November 26, 2011
	Revenue (before taxes)	Net Income (net of income tax)	Diluted EPS (net of income tax)
As reported	$5,169	$265	$0.51

Adjustments:
PlayBook Inventory Provision(1)	-	356	0.68
Cost Optimization Program(2)	-	6	0.01
Q3 Service Interruption(3)	54	40	0.07
Adjusted	$5,223	$667	$1.27

Note: Adjusted revenue, adjusted net income and adjusted diluted earnings per share do not have a standardized meaning prescribed by GAAP and thus are not comparable to similarly titled measures presented by other issuers. The Company believes that the presentation of adjusted revenue, adjusted net income, and adjusted diluted earnings per share enables the Company and its shareholders to better assess RIM’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. Investors should consider these non-GAAP financial measures in the context of RIM’s GAAP results.

(1)
During the third quarter of fiscal 2012, the Company recorded a pre-tax provision of approximately $485 million, $356 million after tax, related to its inventory valuation of BlackBerry PlayBook tablets.  The charge was predominantly non-cash.

(2)
Cost of sales, research and development, and selling, marketing and administration expenses included approximately $7 million in total pre-tax charges, $6 million after tax, during the third quarter of fiscal 2012 related to the cost optimization program to streamline operations across the Company. Included in the cost of sales, research and development, and selling, marketing and administration expenses for the third quarter of fiscal 2012 were approximately $1 million, $3 million, and $3 million, respectively, of pre-tax charges related to the cost optimization program.

(3)
During the third quarter of fiscal 2012, the Company experienced a service interruption which resulted in the loss of service revenue and the payment of service credits in the quarter totalling approximately $54 million, $40 million after tax, related to the interruption in the availability of the Company’s network.

The total of cash, cash equivalents, short-term and long-term investments was $1.5 billion as at November 26, 2011, compared to $1.4 billion at the end of the previous quarter, an increase of $87 million from the prior quarter.  Cash flow from operations was approximately $895 million and uses of cash included strategic purchases of intellectual property assets of approximately $375 million, and property, plant and equipment expenditures of approximately $205 million.

Q4 Outlook
Revenue for the fourth quarter of fiscal 2012 ending March 3, 2012 is expected to be in the range of $4.6-$4.9 billion.  Gross margin percentage for the fourth quarter is expected to be approximately 38%.  BlackBerry smartphone shipments are expected to be between 11 million and 12 million units.  Earnings per share for the fourth quarter is expected to be in the range of $0.80-$0.95.

Conference Call and Webcast
A conference call and live webcast will be held beginning at 5 pm ET, December 15, 2011, which can be accessed by dialing 1-800-814-4859 (North America), (+1)416-644-3415 (outside North America) or through your personal computer or BlackBerry® PlayBook™ tablet at www.rim.com/investors/events/index.shtml. A replay of the conference call will also be available at approximately 7 pm ET by dialing (+1)416-640-1917 and entering passcode 4466493#. A replay of the webcast will be available on your personal computer or BlackBerry PlayBook tablet by clicking the link above. This replay will be available until midnight ET, December 29, 2011.

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact: Marisa Conway Brodeur (PR Agency for RIM) (646) 746-5606 mconway@brodeur.com	Investor Contact: RIM Investor Relations (519) 888-7465 investor_relations@rim.com

###

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws, including: statements relating to RIM’s revenue, gross margin, shipments and earnings expectations for the fourth quarter of fiscal 2012; its plans and expectations relating to the Company’s performance and its expectations regarding its ability to deliver on its commitments and successfully execute the Company’s platform transition in a timely manner; RIM’s evaluation of ways to improve the Company’s performance; and the anticipated benefits of the Company’s efforts.  The terms and phrases “continues”, “capitalize”, “overcome”, “commitment”, “improving”,  “meet”,  “may”, “realize”, “transition”, “undertaking”, “believe”, “maintain”, “expected” and similar terms and phrases are intended to identify these forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances, including but not limited to general economic conditions, product pricing levels and competitive intensity, supply constraints, new product introductions, RIM’s expectations regarding its business, strategy and prospects, and RIM’s confidence in the cash flow generation of its business.  Many factors could cause RIM’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: risks relating to RIM’s intellectual property rights; RIM’s ability to enhance current products and develop new products and services; risks related to delays in new product introductions, including the Company’s next generation of QNX-based smartphones and BlackBerry PlayBook OS 2.0 software; risks related to intense competition, including RIM’s ability to compete in the tablet market; RIM’s ability to manage inventory and asset risk, including its ability to manage BlackBerry PlayBook tablet sell-through programs; RIM’s ability to realize the anticipated benefits of its previously-announced cost optimization program; risks relating to network disruptions and other business interruptions, including costs, potential liabilities, lost revenue and reputational damage associated with service disruptions; RIM’s reliance on carrier partners, third-party manufacturers, third-party network developers and suppliers; security risks and risks related to the collection, storage, transmission, use and disclosure of user and personal information; RIM’s ability to maintain and enhance its brand; RIM’s reliance on key personnel; risks related to third party manufacturers and RIM’s ability to manage its production processes; risks related to RIM’s international operations; risks related to encryption technology; potential defects in RIM’s products; RIM’s ability to manage growth; potential charges relating to the impairment of goodwill or other intangible assets recorded on RIM’s balance sheet; and difficulties in forecasting RIM’s financial results, particularly over longer periods given the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the wireless communications industry.  These risk factors and others relating to RIM are discussed in greater detail in the “Risk Factors” section of RIM’s Annual Information Form, which is included in its Annual Report on Form 40-F and the “Cautionary Note Regarding Forward-Looking Statements” section of RIM’s MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited.  RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries.  All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except share and per share amounts) (unaudited)

Consolidated Statements of Operations

	Three months ended			Nine months ended
	November 26, 2011	August 27, 2011	November 27, 2010	November 26, 2011	November 27, 2010
Revenue	$5,169	$4,168	$5,495	$14,245	$14,351
Cost of sales (includes BlackBerry PlayBook inventory adjustment of $485 million in the third quarter of fisca l2012)	3,759	2,556	3,101	9,067	7,979
Gross margin	1,410	1,612	2,394	5,178	6,372

Gross margin %	27.3%	38.7%	43.6%	36.3%	44.4%

Operating expenses
Research and development	369	381	357	1,173	968
Selling, marketing and administration	567	683	666	1,954	1,695
Amortization	146	141	115	419	313
	1,082	1,205	1,138	3,546	2,976

Income from operations	328	407	1,256	1,632	3,396
Investment income (loss), net	2	7	(11)	16	5
Income before income taxes	330	414	1,245	1,648	3,401
Provision for income taxes	65	85	334	359	924
Net income	$265	$329	$911	$1,289	$2,477

Earnings per share
Basic	$0.51	$0.63	$1.74	$2.46	$4.58
Diluted	$0.51	$0.63	$1.74	$2.46	$4.56

Weighted-average number of common shares outstanding (000’s)
Basic	524,139	524,116	522,436	524,079	540,394
Diluted	524,139	524,166	524,406	524,279	543,024

Total common shares outstanding (000's)	524,160	524,120	521,776	524,160	521,776

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except per share data) (unaudited)

Consolidated Balance Sheets

As at	November 26, 2011	February 26, 2011
Assets
Current
Cash and cash equivalents	$1,123	$1,791
Short-term investments	184	330
Accounts receivable, net	3,929	3,955
Other receivables	339	324
Inventories	868	618
Other current assets	574	241
Deferred income tax asset	185	229
	7,202	7,488
Long-term investments	195	577
Property, plant and equipment, net	2,730	2,504
Goodwill	659	508
Intangible assets, net	2,472	1,798
Other assets	779	-
	$14,037	$12,875
Liabilities
Current
Accounts payable	$975	$832
Accrued liabilities	2,394	2,511
Income taxes payable	-	179
Deferred revenue	195	108
	3,564	3,630
Deferred income tax liability	262	276
Income taxes payable	14	31
	3,840	3,937
Shareholders’ Equity
Capital stock and additional paid-in capital	2,416	2,359
Treasury stock	(297)	(160)
Retained earnings	8,038	6,749
Accumulated other comprehensive income (loss)	40	(10)
	10,197	8,938
	$14,037	$12,875

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except per share data) (unaudited)

Consolidated Statements of Cash Flows

	Nine months ended
	November 26, 2011	November 27, 2010
Cash flows from operating activities
Net income	$1,289	$2,477
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization	1,134	616
Deferred income taxes	5	24
Income taxes payable	(17)	1
Stock-based compensation	63	52
Other	17	23
Net changes in working capital items	(629)	(189)
Net cash providedby operating activities	1,862	3,004
Cash flows from investing activities
Acquisition of long-terminvestments	(166)	(699)
Proceeds on sale or maturity of long-terminvestments	366	698
Acquisition of property, plant and equipment	(713)	(735)
Acquisition of intangible assets	(1,178)	(192)
Business acquisitions, net of cash acquired	(226)	(333)
Acquisition of other assets	(779)	-
Acquisition of short-terminvestments	(137)	(410)
Proceeds on sale or maturity of short-terminvestments	462	677
Net cash usedin investing activities	(2,371)	(994)
Cash flows from financing activities
Issuance of common shares	9	17
Taxdeficiencies related to stock-based compensation	(2)	-
Purchase of treasury stock	(150)	(60)
Common shares repurchased	-	(2,077)
Net cash usedin financing activities	(143)	(2,120)
Effect of foreign exchange loss on cash and cash equivalents	(16)	(6)
Net decrease in cash and cash equivalents for the period	(668)	(116)
Cash and cash equivalents, beginning of period	1,791	1,551
Cash andcash equivalents, endof period	$1,123	$1,435

As at	November 26, 2011	August 27, 2011
Cash and cash equivalents	$1,123	$851
Short-terminvestments	184	298
Long-term investments	195	266
	$1,502 $	1,415

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)

Date:	December 15, 2011	By:	/s/ Edel Ebbs
			Name:	Edel Ebbs
			Title:	Vice President, Investor Relations